UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Metabolix, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

591018809

(CUSIP Number)

William P. Scully

771 Manatee Cove

Vero Beach, Florida 32963

(802) 867-9380

with a copy to:

Diana L. Hayes, Esq.

Trenam, Kemker, Scharf, Barkin, Frye, O’Neill & Mullis, P.A.

2700 Bank of America Plaza

Tampa, Florida 33602

813-227-7433

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable – Voluntary Filing

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐ .

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 591018809	Schedule 13D	Page 2 of 5 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON William P. Scully
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,166,666
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,166,666
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,166,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.59%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 591018809	Schedule 13D	Page 3 of 5 Pages

Introduction.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed on August 29, 2014 (“Schedule 13D”) by William P. Scully (the “Reporting Person”), and is a voluntary filing relating to the Reporting Person’s beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”) of Metabolix, Inc., a Delaware corporation (the “Issuer”). Except as expressly amended or supplemented in this Amendment No. 1, all other information is the Schedule 13D is as set forth therein. Only the Items amended are set forth herein. Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

This Amendment No. 1 reflects the purchase of Common Stock (as more particularly described below) by the Reporting Person, and the corresponding change in beneficial ownership of Common Stock by the Reporting Person.

Item 3.	Source and Amount of Funds or other Consideration.

Personal Funds - $505,160.71

Item 4.	Purpose of Transaction.

The Reporting Person intends to hold the additional purchased Common Stock (together with the previously owned Common Stock) for investment purposes in the ordinary course of his investment in securities for his own account. The Reporting Person reserves the right to formulate plans and/or make proposals, and take such actions with respect to his investment in the Issuer, including, subject to applicable law, (i) to hold its Common Stock as a passive investor or as an active investor, (ii) to acquire beneficial ownership of additional Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of his holdings of Common Stock, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change his intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The percentages used herein are calculated based upon the 27,331,435 shares of Common Stock outstanding as of November 9, 2015, as per the Issuer’s Quarterly Report, filed November 12, 2015. As of the date hereof, the Reporting Person owned beneficially 3,166,666 shares of Common Stock, representing approximately 11.59% of the shares of Common Stock of the Issuer outstanding, and has sole voting and dispositive power with respect to all the securities described herein. The number of shares owned takes into account (i) the 2,933,333 shares of Common Stock owned as a result of the 1-for-6 reverse split of the Common Stock which became effective in accordance with the terms of the Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of Delaware on May 26, 2015 and (ii) additional open market purchases of Common Stock described and listed in (c) below. Although the Reporting Person has increased his ownership through additional open market purchases, the Reporting Person’s Percent of Class is reduced because of an increase in the aggregate number of outstanding shares of the Issuer’s Common Stock.

CUSIP No. 591018809	Schedule 13D	Page 4 of 5 Pages

(c) From August 28, 2015 through September 17, 2015, the Reporting Person purchased (as described in the table below) on the open market a total of 233,333 shares of Common Stock, an amount equal to less than one percent of the outstanding shares of Common Stock. The Reporting Person has not effected any transactions in respect of the Common Stock in the past 60 days.

Number of Common Shares	Date	Price Per Share Consideration[1]	Type of Transaction
26,600	8/28/15	$1.9944	Open Market Purchase
35,000	9/03/15	$2.1685	Open Market Purchase
7,750	9/04/15	$2.0521	Open Market Purchase
40,000	9/08/15	$2.2267	Open Market Purchase
25,000	9/10/15	$2.2059	Open Market Purchase
20,000	9/14/15	$2.1782	Open Market Purchase
47,150	9/15/15	$2.1529	Open Market Purchase
31,833	9/17/15	$2.1051	Open Market Purchase

(d) Except as set forth in this Schedule 13D, as amended, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D, as amended.

(e) Not applicable

[1]	A total of approximately $4,008 in transaction fees was also paid in connection with these purchases.

CUSIP No. 591018809	Schedule 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2016

By:	/s/ William P. Scully
Name:	William P. Scully